INVEST IN **TASTEDNA**

The Cottage by TasteDNA: Local Food for Everybody!





tasteDNA
THE COTTAGE
by TasteDNA
Local Food for Everybody!
www.TasteDNA.me

tastedna.me   Johns Creek Georgia

LEAD INVESTOR

J **Jide Aboderin**

Because I believe in Muyiwa and Oyinkans vision. I have worked with Muyiwa in the past and his creativity and drive is second to none. I also have the privilege of speaking to the founders quite regularly and I have watch TasteDNA grow from and idea to a product. As lead investor, I plan to play my part in pushing the TasteDNA agenda and helping our further were I can. The Cottage is also a fantastic product and I am looking forward to seeing what else comes out of the TasteDNA stable.

Invested $5,000 this round & $2,500 previously

Highlights

1. In May 2023, TasteDNA Launched Our Food Recommendations App In Both App Stores.
2. Our Next Step: Building a Marketplace For Unique Local Flavors Already In Your Neighborhood.
3. Unprecedented Growth In Local Food Artisans, Especially Post-COVID-19.
4. 250 Foods/Drinks from 50 Local to Georgia Food Businesses are Onboarded on the Cottage
5. Empowers Local Businesses, Showcases Local Food Diversity, and Celebrates Authentic Family Recipes
6. Small Batch Production of Healthier Food Options For Everybody.
7. Two-sided Marketplace Model With Multiple Revenue Streams.
8. Both Founders Have 5 Degrees Between Them With Backgrounds in Engineering, Tech & Marketing

Our Team



Muyiwa Familoni

CEO

15 years of B2B & B2C, multi-media marketing in a diverse range of markets • Web developer turned Global Marketing Manager • Created @LooksLikeLagos on IG • Level 7 Google Restaurant reviewer with 26M+ views • I'm not limited by known solutions!



Oyinkan Familoni

COO

Licensed Environmental Engineer with 10 years experience • Manage $Bn Water Infrastructure Projects • 2 Postgraduate Degrees • Strong Ability to Understand Customer Needs and Develop Profitable Business Ideas • Keen eye for detail and passion to create



Rotimi Seaton Techinical Advisor

Data Scientist and Recommendations Specialist • PhD, Computer Science • Data Scientist LinkedIn



& Brown-Forman • MSc in Computer Science • Experienced in tech and software industries, with a global mindset and exposure to diverse cultures and people.



Ope Akanni Strategy Advisor

MIT MBA • Google Alum • Fidelity Investments Alum • PWC Alum • 14+ years of Strategy, Business Advisory, Business Transformation, Finance, and Project Management across Tech, Financial Services, and Retail industries • BEng Information Technology



Henry Esiaba Marketing Advisor

Marketing strategies and consumer trend expert • Head of Marketing Services at Nestlé Nigeria • Head of Creative, B2B, High Value Customers Marketing at Airtel Africa • Brand Manager for Guinness at Diageo • Co-Founder, My Mini Bar NG



Tosin Oluwole
Legal Advisor

Partner at ONO Legal Practice • EMSEL Strategic Leadership and Management program at Harvard • MBA, Edinburgh Business School, Heriot-Watt Univ. and Univ. of Lagos • Manager @ OVH Energy & Oando Plc • Corporate Compliance Expert @ Oando & HP

The Cottage: Local Food For Everybody

In May 2023, the TasteDNA food recommendations app was launched and well-received by users discovering local delicacies.

Up next, we're now building "The Cottage", a marketplace for unique, local flavors in your neighborhood.

https://tastedna.me/the cottage

What is The Cottage by TasteDNA?



The Cottage by TasteDNA is a marketplace for everyone to access and enjoy local food and drinks.

The Cottage is a one-stop marketplace that helps local food businesses reach more people and gives them the tools they need to operate & scale. It also makes it easy for the community to find diverse, healthy, and unique local foods.

The Challenge/s

Local Food Businesses and Personal Chefs

- **The Need for Online Presence:** Many local food shops have customers but aren't online yet. Going online could help them reach new customers easily.

- **Lack of a Central Food Directory:** The absence of a central database makes it difficult to find even the closest local food offerings and locations.

- **Challenges in Sales and Marketing:** Despite their potential, local food

businesses struggle with sales, marketing, and scaling because they lack the necessary tools and resources.

- **Competition with Big Businesses:** Small-time food businesses find it tough to compete with commercial giants who often prioritize quantity over quality.

Farmers Markets

- **Accessibility Through Central Database:** Although farmers markets serve multiple community needs, the absence of a central database makes them less accessible than they could be.
- **Vendor Visibility Issues:** The ever-changing lineup of vendors at farmers markets creates a gap in awareness for potential customers.
- **Needs for Online and Scheduling Tools:** Vendors at farmers markets have indicated to us that they need better online presence, easier scheduling, and a way to tell customers about changes.
- **Challenges in Community Engagement:** Market managers aim to promote their offerings and engage the community, but they face challenges in advertising, volunteer recruitment, and fundraising.

We, The Community

- **Health-Conscious Options:** We need tasty food choices that also fit different health and dietary needs.
- **Craving for Cultural Diversity:** We want more unique foods that restaurants don't offer but that our community's diverse cultures love.
- **Local Food Marketplace:** The need for a marketplace to help people discover and enjoy local food made by our own community.

Our Solution

The Cottage by TasteDNA

The Cottage is a marketplace designed to connect local food businesses with their community. It offers an online platform for businesses to reach more customers and provides essential tools for sales, marketing, and growth. The platform also meets community needs by making it easy to find diverse, healthy, and culturally unique food options.


The Cottage
Home
About
FAQ
Blog
Contact
My Account
Login
Sign up
Local Food for Everybody!
PICKUP
or
DELIVERY
Jams & Jellies
Nuts
Pastries
Popcorn
Seasonings
Popular Store
Taste Of Home
Pizza Breeze
The Zen Garden
Try Something New
See All
BESIMO ICE CREAM
BURGER & PASTA
DELICIOUS CREAM CAKE
CHOCOLATE ICE CREAM
Popular Foods Near You
See All



BURGER & PASTA
Thing lesser replenish evening called void a sea
$13.60
ADD
DELICIOUS CREAM CAKE
$15.30
ADD
CHOCOLATE ICE CREAM
Thing lesser replenish evening called void a sea
$19.54
ADD

Solutions for Local Food Businesses, Farmers Markets and Personal Chefs:

- **Online Presence:** The Cottage offers an online platform, solving the problem of local food businesses not being online.
- **Central Database:** The Cottage acts as a central database where customers can find various local food offerings.
- **Sales and Marketing Tools:** The platform provides tools to manage orders and transactions, helping businesses with sales, marketing, and scaling.
- **Community Building:** By being part of The Cottage, small businesses can leverage the community to compete with commercial giants.
- **Scheduling and Updates:** The platform can integrate features for easier scheduling and real-time updates for vendors.
- **Community Engagement:** Market managers can use the platform to engage the community through targeted advertising and volunteer recruitment.

Solutions for the Community:

- **Diverse Food Choices:** We offer a range of local and unique foods you won't find in regular restaurants.
- **Health and Dietary Needs:** We offer a wide range of local foods that fit different diets and health needs.

Business Potential

- **Industry Growth:** The pandemic led to a surge in the local food industry due to job losses and increased time at home.
- **Updated State Laws:** Several states eased or eliminated safety restrictions on the sale of home-made food products, expanding the local food industry.
- **Sales Increases:** New laws in states like Florida significantly raised the limit on earnings from local food sales.
- **Sales Venues Expansion:** Updated laws in states like Illinois expanded the number and type of legal sales venues for local food businesses.

Go to Market Strategy

We are starting in Georgia and expanding to other US states.



GEORGIA

- There are currently about 2000 licensed local food businesses in the state of Georgia (G.D.A.)
- 65% of these local food businesses run in the Greater Atlanta Metropolis (~ 6 million people)
- Most of these businesses have existing customers we will leverage to build our community.

Current Efforts (Till Dec 2023)





tasteDNA
what a food idea!

Onboard local food businesses at no initial cost.

Develop a Diverse Food Inventory.
Attract end consumers by leveraging sellers' existing customers and online ads.

Traction

- In our first month, we got more than 50 local food shops to join us and listed over 250 food items from different parts of Georgia. We've also made a handful of sales on the platform.
- We're teaming up with local groups that are already helping food businesses get better. We give these newly established businesses the tools they need to grow and scale.
- We've visited many farmers markets in Georgia to learn what problems they have. We're tweaking our services to fix those problems.

Revenue Model



Two-Sided Marketplace Model
tasteDNA
what a food idea
After 250 Onboarded Sellers
After 500 Onboarded Sellers
Local Food Businesses
• Listing Fee
• Feature fees, Premium Advertising
• Business Consultation
• Packaging and delivery services
Customers
• Commission on sales
• Cottage License Registration consultation

Value for Stakeholders

The Cottage offers value for all stakeholders:

- **Local Food Businesses:** Gain a platform to manage and scale their business
- **Customers:** Get access to a delicious, diverse range of local foods that meet thier specific dietary and health requirements
- **Investors:** Have the opportunity to invest in a growing, untapped market and empower people and communities

Marketing and Growth Strategy

- Our go-to market strategy includes targeted online advertising, marketing partnerships with relevant food blogs and influencers
- We start in Georgia and gradually expand to other states, learning on the ground and leveraging local networks and communities.
- Nurture our Strategic Partnerships as we strive to develop relevant new ones.
- Hosting local events and experiences that feature food made by the community and enjoyed by the community exposing businesses to new customers and customers to more food options available around them

We need your Investment

We are seeking an investment of $150,000 for a 12-month runway. The funds will be allocated as follows:

- Platform Development and Maintenance: $50,000
- Marketing and Customer Acquisition: $40,000
- Seller Onboarding and Community Outreach: $30,000
- Operations, Legal and Administration: $30,000

Meet the Founders



We are Muyiwa and Oyin Familoni, the passionate team behind TasteDNA, united by our love for people, food, travel, and culture.

In May 2023, we successfully launched our food recommendations app on both app stores.

Our journey over the past 15 years has been an incredible adventure. We've explored over 65 cities across 25 countries, immersing ourselves in the rich diversity of local cuisines and cultures.

Our travels have been a culinary treasure hunt, discovering everything from traditional Chinese dumplings on the bustling streets of Suzhou to fiery Mexican street tacos in the heart of Cabo San Lucas. Along the way, we've had the privilege to meet local chefs and home cooks, learning from their experiences and insights.

In the diverse culinary landscape of the US, we see a golden opportunity. With neighbors from various cultures and backgrounds cooking up unique, authentic dishes, we envision a platform that bridges the gap between these culinary treasures and food enthusiasts.

> ***Our mission with TasteDNA is to break down the barriers between people and good food, connecting everyone to the delicious and diverse food options around them.***


TasteDNA Team
tasteDNA
Muyiwa Familoni
Chief Executive Officer
Oyin Familoni
Chief of Operations
University of Delaware
University of Lagos
Imperial College London
Oando
HDR
FirstBank Since 1894
Looks Like Lagos
Waters
Greeley and Hansen
Jacobs

Affiliations







Join the TasteDNA Community Today!

Quick Links

- Website
- Introduction Video
- Pitch Deck

Try the TasteDNA mobile app today



Get Food
Recommendations
You Will Enjoy!
Find New Foods You'll Love Around You!
DOWNLOAD NOW!

Click here to Download the app

Try the TasteDNA mobile app today





The Cottage
Store List
Sweet To The T
Nannys Nuts
Aubsauce
CreamTopCakes
Transcending Tea
Poppy + Sugar
Cotina Gourmet Key Lime Pies
Cakes by Edie
Nanny's Nuts
Queen of Sweets

Store Product Category
Pastry
Baked Goods
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510 Covey Pl, Duluth, Georgia, United States (US)

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